UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

T-Mobile US, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872590104

(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan +81-3-3214-6522	Sarah P. Payne, Esq. Sullivan & Cromwell LLP 550 Hamilton Avenue Palo Alto, CA 94301-2010 +1 650 461 5600	Robert G. DeLaMater, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 +1-212-558-4788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS SoftBank Group Capital Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS Delaware Project 4 L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,566,400(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,566,400(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,566,400(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on the number of shares of Common Stock outstanding on April 19, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on April 26, 2024 and 3,264,952 shares of Common Stock issued on May 1, 2024, in connection with the Issuer’s acquisition of Ka’ena Corporation, Mint Mobile, LLC and Mint Mobile Incentive Company, LLC (collectively, the “Mint Acquisition”).

(The terms used above are defined in the Explanatory Note of the Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS Delaware Project 6 L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,043,108
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,043,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.81% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on the number of shares of Common Stock outstanding on April 19, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on April 26, 2024 and 3,264,952 shares of Common Stock issued on May 1, 2024, in connection with the closing of the Mint Acquisition.

(The terms used above are defined in the Explanatory Note of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS Delaware Project 9 L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,751,557
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,751,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.15% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on the number of shares of Common Stock outstanding on April 19, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on April 26, 2024 and 3,264,952 shares of Common Stock issued on May 1, 2024, in connection with the closing of the Mint Acquisition.

(The terms used above are defined in the Explanatory Note of this Schedule 13D).

1	NAMES OF REPORTING PERSONS SoftBank Group Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,566,400(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 85,361,065(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,361,065(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

(1)	The shares of Common Stock are held by Project 4 LLC, a wholly owned subsidiary of SoftBank.
(2)

As of the date hereof, the shares of Common Stock are held by Project 6 LLC, a wholly owned subsidiary of SoftBank, Project 4 LLC, a wholly owned subsidiary of SoftBank and Project 9 LLC, a wholly owned subsidiary of SoftBank; the shares of Common Stock held by Project 6 LLC and Project 9 LLC are subject to the Proxy Agreement.

(3)

Based on the number of shares of Common Stock outstanding on April 19, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on April 26, 2024 and 3,264,952 shares of Common Stock issued on May 1, 2024, in connection with the closing of the Mint Acquisition.

(The terms used above are defined in the Explanatory Note of this Schedule 13D).

EXPLANATORY NOTE

This Amendment No. 16 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 2, 2024, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed with the Commission on June 15, 2020, Amendment No. 2 to the Schedule 13D filed with the Commission on June 25, 2020, Amendment No. 3 to the Schedule 13D filed with the Commission on June 26, 2020, Amendment No. 4 to the Schedule 13D filed with the Commission on July 30, 2020, Amendment No. 5 to the Schedule 13D filed with the Commission on October 6, 2020, Amendment No. 6 to the Schedule 13D filed with the Commission on September 7, 2021, Amendment No. 7 to the Schedule 13D filed with the Commission on September 9, 2021, Amendment No. 8 to the Schedule 13D filed with the Commission on September 16, 2021, Amendment No. 9 to the Schedule 13D filed with the Commission on September 28, 2021, Amendment No. 10 to the Schedule 13D filed with the Commission on February 4, 2022, Amendment No. 11 to the Schedule 13D filed with the Commission on March 29, 2022, Amendment No. 12 to the Schedule 13D filed with the Commission on April 13, 2022, Amendment No. 13 to the Schedule 13D filed with the Commission on June 6, 2023, Amendment No. 14 to the Schedule 13D filed with the Commission on December 26, 2023 and Amendment No. 15 to the Schedule 13D filed with the Commission on June 11, 2024 (as amended and supplemented, this “Schedule 13D”), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), its wholly owned subsidiary SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales (“SBGC”), SoftBank’s wholly owned subsidiary Delaware Project 6 L.L.C., a Delaware limited liability company (“Project 6 LLC”), SoftBank’s wholly owned subsidiary, Delaware Project 4 L.L.C., a Delaware limited liability company (“Project 4 LLC”) and SoftBank’s wholly owned subsidiary, Delaware Project 9, L.L.C., a Delaware limited liability company (“Project 9 LLC,” and together with SoftBank, SBGC, Project 6 LLC and Project 4 LLC, the “Reporting Persons”), with respect to the common stock of T-Mobile US, Inc., a Delaware corporation (“T-Mobile” or the “Issuer”), par value $0.00001 per share (the “Common Stock”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in this Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby supplemented by adding the following disclosure:

On June 24, 2024, Deutsche Telekom’s right to acquire 28,243,108 shares of Common Stock pursuant to the Replacement SB-DT Call Option, dated April 13, 2022 (the “Floating Options”), expired in accordance with its terms. To the extent that the Reporting Persons and the Separately Filing Group Members may have been considered members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, such status ceased no later than June 24, 2024.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 6 of this Schedule 13D Amendment including without limitation information as to the rights and obligations of the Reporting Persons pursuant to the terms of the agreements, instruments and other matters described therein, is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

Expiration of the Replacement SB-DT Call Options

As a result of the expiration of the Floating Options on June 24, 2024, and the previously disclosed exercise on June 7, 2024, of Deutsche Telekom’s right to acquire 6,728,701 shares of Common Stock from Project 6 LLC for cash pursuant to the Replacement SB-Newco Call Option, dated April 13, 2022 (the “Fixed Options” and together with the Floating Options, the “Call Options”), Deutsche Telekom no longer has the right to acquire any shares of Common Stock from Project 6 LLC pursuant to the Call Options.

Settlement of Variable Prepaid Forward Sale Contracts

Project 6 LLC did not elect to physically settle any of its variable prepaid forward sale contracts with unaffiliated dealers (the “Forward Contracts”) that covered in the aggregate up to 24,800,000 shares of Common Stock. On June 27, 2024, and July 1, 2024, the Forward Contracts settled in cash in accordance with their respective terms. The settlement price for the Forward Contracts that covered 20,000,000 shares of Common Stock and settled on June 27, 2024, was $176.21 and the settlement price for the Forward Contracts that covered 4,800,000 shares of Common Stock and settled on July 1, 2024, was $176.97. Project 6 LLC therefore retained beneficial ownership of all shares of Common Stock covered by the Forward Contracts.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2024

SOFTBANK GROUP CORP.

By:	/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal Department

SOFTBANK GROUP CAPITAL LTD

By:	/s/ Adam Westhead
Name:	Adam Westhead
Title:	Director

DELAWARE PROJECT 6 L.L.C.

By:	/s/ Hugh Manahan
Name:	Hugh Manahan
Title:	Manager

DELAWARE PROJECT 4 L.L.C.

By:	/s/ Hugh Manahan
Name:	Hugh Manahan
Title:	Manager

DELAWARE PROJECT 9 L.L.C.

By:	/s/ Brendan Kelleher
Name:	Brendan Kelleher
Title:	Manager